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# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

02045613





## FORM 11-K

## ANNUAL REPORT

PURSUANT TO SECTIONS 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**MAGNETEK, INC.**
**10900 Wilshire Boulevard**
**Los Angeles, CA 90024**

## SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By: John P. Colling, Jr.

John P. Colling, Jr.

Date: June 28, 2002

Exhibit 23

## Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-34834) pertaining to the Magnetek Unionized Employee Savings Plan of our report dated June 25, 2002, with respect to the financial statements and schedule of the Magnetek Unionized Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Ernst & Young LLP

Nashville, Tennessee
June 25, 2002

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

# Magnetek FlexCare Plus Retirement Savings Plan

*Period from April 1, 2001 to December 31, 2001 and year ended March 31, 2001 with Report of Independent Auditors*

## 1. Description of the Plan (continued)

### Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings is based on completed years of service as follows:

| Years of Service | Vested Percentage |
|---|---|
| Less than 1 year | 0% |
| 1 | 20% |
| 2 | 40% |
| 3 | 60% |
| 4 | 80% |
| 5 or more | 100% |

All employees are fully vested upon attaining age 65, death, or disability, or upon the termination or discontinuation of the Plan.

### Forfeitures

Forfeited balances of terminated participants' nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. At December 31, 2001 and March 31, 2001, forfeited nonvested accounts totaled $0 and $33,579, respectively. For the period from April 1, 2001 to December 31, 2001 and the year ended March 31, 2001, Company contributions were reduced by $0 and $667,328, respectively, from forfeited nonvested accounts.

## 1. Description of the Plan (continued)

### Payment of Benefits

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant's employment is terminated due to death, disability, or retirement, the participant or his/her beneficiary is entitled to a distribution of the entire balance in his/her account.

If a participant's employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the employer contributions to his or her account.

### Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

### Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

### Administrative Expenses

The Plan pays administrative fees to Merrill Lynch Trust Company (the "Trustee"). Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Period from April 1, 2001 to December 31, 2001
and year ended March 31, 2001

## Contents

# Report of Independent Auditors

The Savings Plan Committee
Magnetek, Inc.

We have audited the accompanying statements of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2001 and March 31, 2001, and the related statements of changes in net assets available for benefits for the period April 1, 2001 to December 31, 2001 and the year ended March 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and March 31, 2001, and the changes in its net assets available for benefits for the period April 1, 2001 to December 31, 2001 and the year ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

/s/ Ernst & Young LLP

Nashville, Tennessee
June 25, 2002

0206-0313959

## Magnetek FlexCare Plus Retirement Savings Plan

## Statements of Net Assets Available for Benefits

| | **December 31, 2001** | **March 31, 2001** |
|---|---|---|
| **Assets** | | |
| Investments, at fair value | **$ 39,083,599** | $ 53,410,283 |
| Receivables: | | |
| Participant contributions | **26,915** | – |
| Employer contributions | **9,971** | – |
| Income receivable | **3,443** | 2,773 |
| Net assets available for benefits | **$ 39,123,928** | $ 53,413,056 |

*See accompanying notes.*

# Magnetek FlexCare Plus Retirement Savings Plan

## Statements of Changes in Net Assets Available for Benefits

| | Period from April 1, 2001 to December 31, 2001 | Year ended March 31, 2001 |
|---|---|---|
| **Additions** | | |
| Interest and dividend income | **$ 718,091** | $ 1,079,600 |
| Participant contributions | **980,877** | 3,069,975 |
| Employer contributions | **364,631** | 258,790 |
| Transfers into the Plan | **386,216** | – |
| Total additions | **2,449,815** | 4,408,365 |
| **Deductions** | | |
| Benefits paid to participants | **11,449,545** | 8,806,744 |
| Administrative expenses | **30,256** | 6,631 |
| Transfers out of the Plan | **6,100,304** | – |
| Total deductions | **17,580,105** | 8,813,375 |
| Net (depreciation) appreciation in fair value of investments | **841,162** | (8,005,000) |
| Net decrease | **(14,289,128)** | (12,410,010) |
| Net assets available for benefits: | | |
| Beginning of period | **53,413,056** | 65,823,066 |
| End of period | **$39,123,928** | $53,413,056 |

*See accompanying notes.*

## Magnetek FlexCare Plus Retirement Savings Plan

## Notes to Financial Statements

December 31, 2001

### 1. Description of the Plan

The following description of the Magnetek Flexcare Plus Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

### General

The Plan is a defined contribution plan covering all employees of Magnetek, Inc. (the "Company"). The Plan allows eligible employees to participate following thirty calendar days of active, continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective April 1, 2000, the Plan was amended to change the Company contributions to 50% of the first 6% of the participant's basic contributions. Additional amounts may be contributed at the option of the Company's board of directors. Upon enrollment, a participant may direct employee contributions to any of the Plan's fund options and may change these investment options at any time.

### Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

## 1. Description of the Plan (continued)

### Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings is based on completed years of service as follows:

| Years of Service | Vested Percentage |
|---|---|
| Less than 1 year | 0% |
| 1 | 20% |
| 2 | 40% |
| 3 | 60% |
| 4 | 80% |
| 5 or more | 100% |

All employees are fully vested upon attaining age 65, death, or disability, or upon the termination or discontinuation of the Plan.

### Forfeitures

Forfeited balances of terminated participants' nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. At December 31, 2001 and March 31, 2001, forfeited nonvested accounts totaled $0 and $33,579, respectively. For the period from April 1, 2001 to December 31, 2001 and the year ended March 31, 2001, Company contributions were reduced by $0 and $667,328, respectively, from forfeited nonvested accounts.

## 1. Description of the Plan (continued)

### Payment of Benefits

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant's employment is terminated due to death, disability, or retirement, the participant or his/her beneficiary is entitled to a distribution of the entire balance in his/her account.

If a participant's employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the employer contributions to his or her account.

### Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

### Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

### Administrative Expenses

The Plan pays administrative fees to Merrill Lynch Trust Company (the "Trustee"). Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

## 2. Summary of Significant Accounting Policies

### Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

### Investment Valuation and Income Recognition

The Plan's investments in the common/collective trust funds are stated at fair value as determined by the quoted redemption price on the last business day of the Plan year as established by the Trustee. Equity securities and mutual funds, which are traded on security exchanges, are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3. Investments

The Plan's investments (including investments purchased, sold as well as held during the year) have appreciated/(depreciated) in fair value as determined by quoted market prices by $841,162 and ($8,005,000), respectively, as follows:

| | Period ended April 1, 2001 to December 31, 2001 | Year ended March 31, 2001 |
|---|---|---|
| Common/Collective Trust Funds | $ **690,127** | $(4,400,967) |
| Mutual Funds | **90,922** | (3,739,707) |
| MagneTek Stock Fund | **60,113** | 135,674 |
| | $ **841,162** | $(8,005,000) |

### 3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

| | December 31, 2001 | March 31, 2001 |
|---|---|---|
| Merrill Lynch Trust Company: | | |
| Interest Bearing Cash | **$39,083,599** | $ * |
| Income Accumulation Fund | * | 18,013,558 |
| S&P Midcap Stock Fund | * | 5,733,549 |
| S&P 500 Stock Fund | * | 10,469,413 |
| Fidelity Magellan Fund | * | 10,668,481 |

*Investment is not 5% of net assets

### 4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 25, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

### 5. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan's investment in Magnetek common stock, contributions from the Company and fees paid to the Trustee.

**6. Plan Transfers**

During 2001, the Company sold its standard drive business, lighting business and transformer business. In connection with the sales, the buyers assumed obligations of the Plan related to those employees that were employed by the operations that were sold. Accordingly, the Plan transferred approximately $6,100,304 to benefit plans sponsored by the buyers during June 2001.

**7. Subsequent Events**

Effective January 1, 2002, the Magnetek Unionized Employee Savings Plan (Union Plan) was merged into the Plan. Also effective January 1, 2002, the Plan transferred its assets from the Trustee to the J.P. Morgan Chase Bank.

# Supplemental Schedule

# Magnetek FlexCare Plus Retirement Savings Plan

EIN: 95-3917584 Plan: 003
Schedule H, Line 4i

## Schedule of Assets (Held at End of Year)

December 31, 2001

| (a) | (b) Identity of Issue, Borrower, Lessor or Similar Party | (c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | (e)Current Value |
|---|---|---|---|
| * | Merrill Lynch Trust Company | Interest bearing cash | $39,083,599 |
| | | | $39,083,599 |

*Indicates party-in-interest to the Plan
Note: Column (d) is not presented since all investments are participant directed.